UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AT HOME GROUP INC.
(Name of Subject Company)

AT HOME GROUP INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04650Y100
(CUSIP Number of Class of Securities)

Mary Jane Broussard
Chief Administrative Officer, General Counsel and Corporate Secretary
1600 East Plano Parkway
Plano, Texas 75074
(972) 265-6137
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Warren S. de Wied
Erica Jaffe
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by At Home Group Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Ambience Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Ambience Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2021, among Parent, Merger Sub, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $37.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on June 22, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

This supplemental information relating to Item 4. The Solicitation or Recommendation should be read in conjunction with this Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 discloses all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The bold and underlined language is added to the second paragraph in the “Background of the Offer and the Merger” section:

In July 2017, Guggenheim Securities, LLC (“Guggenheim Securities”) introduced a representative of H&F to Lee Bird, the Company’s Chief Executive Officer, and AEA Investors LP, which, at that time, together with its affiliates (“AEA”) held a majority of the Company’s common stock, to communicate its interest in discussing a potential transaction involving the Company. In August 2017, the Company and H&F entered into a confidentiality agreement containing customary provisions, including a customary standstill provision (including a “don’t ask, don’t waive” provision prohibiting H&F from publicly requesting that the Company waive or amend the standstill restrictions to allow H&F to make another proposal during the standstill period). In addition, the confidentiality agreement also contained a so-called “fall away” provision, pursuant to which, upon the announcement of a transaction such as the merger, the standstill provisions cease to be in effect. The confidentiality agreement executed in August 2017 with H&F expired in accordance with its terms.

The bold and underlined language is added to the sixth paragraph in the “Background of the Offer and the Merger” section:

That same day, the Company and H&F entered into a confidentiality agreement containing customary provisions, including a customary standstill provision (including a “don’t ask, don’t waive” provision prohibiting H&F from publicly requesting that the Company waive or amend the standstill restrictions to allow H&F to make another proposal during the standstill period). The confidentiality agreement also contained a so-called “fall away” provision, pursuant to which, upon the announcement of a transaction such as the merger, the standstill provisions cease to be in effect. The confidentiality agreement executed in February 2019 with H&F expired in accordance with its terms. Following execution of the confidentiality agreement, during February 2019, the Company made confidential due diligence materials available to H&F, including through an online data room, and the parties participated in management presentations and due diligence meetings.

The bold and underlined language is added to the tenth paragraph in the “Background of the Offer and the Merger” section:

Between February 27, 2019 and March 5, 2019, the Company executed confidentiality agreements containing customary provisions, including customary standstill provisions (including “don’t ask, don’t waive” and “fall away” provisions substantially similar to those described above), with each of Party A, Party B, and Party C following which the Company made an online data room available to each of them. Each of the confidentiality agreements executed in 2019 with Party A, Party B, and Party C expired in accordance with their respective terms.

The bold and underlined language is added to the twenty-third paragraph in the “Background of the Offer and the Merger” section:

On April 16, 2019, the Company and Party G executed a confidentiality agreement containing customary provisions, including a customary standstill provision (including a “don’t ask, don’t waive” and “fall away” provisions substantially similar to those described above), following which the Company made an online data room available to Party G. The confidentiality agreement executed with Party G expired in accordance with its terms.

The bold and underlined language is added to the twenty-sixth paragraph in the “Background of the Offer and the Merger” section:

On April 18, 2019, the Company and Party F executed a confidentiality agreement containing customary provisions, including a customary standstill provision (including a “don’t ask, don’t waive” and “fall away” provisions substantially similar to those described above), following which the Company made an online data room available to Party F. The confidentiality agreement executed with Party F expired in accordance with its terms.

The bold and underlined language is added to the forty-second paragraph in the “Background of the Offer and the Merger” section:

On May 8, 2019, the Company and Party E executed a confidentiality agreement containing customary provisions, including a customary standstill provision (including a “don’t ask, don’t waive” and “fall away” provisions substantially similar to those described above). The confidentiality agreement executed with Party E expired in accordance with its terms. Party E was granted access to a virtual data room, but did not subsequently engage further with the Company or make any proposal to acquire the Company.

The bold and underlined language is added as a new paragraph following the one hundred-eleventh paragraph in the “Background of the Offer and the Merger” section:

The nondisclosure agreement entered into during the “go-shop” period contains a customary standstill provision (including a “don’t ask, don’t waive” provision substantially similar to those described above). Such nondisclosure agreement also contains a so-called “fall away” provision, pursuant to which, upon the announcement of the Offer, the standstill provision ceased to be in effect.

The one hundred-twelfth paragraph in the “Background of the Offer and the Merger” section is deleted and replaced with the following paragraph:

CAS Investment Partners, LLC, a stockholder of the Company, and certain of its affiliates (collectively, “CAS”), delivered a letter to H&F with a copy to the Board on May 11, 2021 and a substantially similar letter to the Board on May 16, 2021 which, in each letter, expressed CAS’s opposition to the Merger. On May 17, 2021, CAS filed a Schedule 13D with the SEC, which described the matters discussed in the May 11 and May 16 letters and included a copy of the May 16 letter.

The disclosure under the “Certain Financial Projections Prepared by the Senior Management of At Home” section is amended and restated by deleting the table and accompanying footnotes following the eighth paragraph and replacing it with the following:

	Projected
FYE Jan | ($ in millions)	FY22E	FY23E	FY24E	FY25E	FY26E
Stores(1)	234	263	296	333	375
Sales(2)	$1,838	$2,119	$2,444	$2,818	$3,250
Gross Profit(3)(4)	$585	$686	$804	$926	$1,064
Operating Income(3)(5)(6)	$160	$196	$244	$289	$342
Operating Margin (%)(3)(5)	8.7%	9.2%	10.0%	10.3%	10.5%
Adj. EBITDA(5)	$253	$332	$398	$465	$542
Adj. EBITDA Margin (%)	13.8%	15.7%	16.3%	16.5%	16.7%
Net Income(7)	$97	$126	$164	$204	$250

(1)	Year-end store count.

(2)	Sales are derived from direct retail sales to customers in our stores, net of merchandise returns and discounts.

(3)	Gross profit, operating income and operating margin are “non-GAAP” financial measures.

(4)	Gross profit is determined by subtracting cost of sales from our sales.

(5)	Adjusted EBITDA is calculated as operating income plus depreciation and amortization, stock-based compensation expense, deferred rent and other minor adjustments.

(6)	Operating income is determined by subtracting SG&A, depreciation and amortization from our gross profit.

(7)	Net income is determined by subtracting income tax provision from our income before income taxes.

The disclosure under the “Certain Financial Projections Prepared by the Senior Management of At Home” section is amended and restated by deleting the table and accompanying footnotes following the ninth paragraph and replacing it with the following:

	Projected
FYE Jan | ($ in millions)	FY22E	FY23E	FY24E	FY25E	FY26E
Stores(1)	234	263	296	333	375
Sales(2)	$2,007	$2,206	$2,444	$2,818	$3,250
Gross Profit(3)(4)	$649	$706	$804	$926	$1,064
Operating Income(3)(5)(6)	$201	$205	$244	$289	$342
Operating Margin (%)(3)(5)	10.0%	9.3%	10.0%	10.3%	10.5%
Adj. EBITDA(5)	$296	$340	$398	$465	$542
Adj. EBITDA Margin (%)	14.8%	15.4%	16.3%	16.5%	16.7%
(-) Stock-based Compensation	$(18)	$(21)	$(23)	$(27)	$(31)
(-) Depreciation and Amortization	$(73)	$(88)	$(99)	$(114)	$(131)
(-) Taxes(7)	$(50)	$(57)	$(68)	$(79)	$(93)
NOPAT	$155	$175	$208	$244	$286
(+) Depreciation and Amortization	$73	$88	$99	$114	$131
(-) Capital Expenditures	$(130)	$(207)	$(218)	$(239)	$(242)
(-) ∆ Net Working Capital	$(9)	$(21)	$(14)	$(29)	$(29)
Unlevered Free Cash Flow	$89	$35	$76	$90	$147
Net Income(8)	$128	$133	$164	$204	$250

(1)	Year-end store count.

(2)	Sales are derived from direct retail sales to customers in our stores, net of merchandise returns and discounts.

(3)	Gross profit, operating income and operating margin are “non-GAAP” financial measures.

(4)	Gross profit is determined by subtracting cost of sales from our sales.

(5)	Adjusted EBITDA is calculated as operating income plus depreciation and amortization, stock-based compensation expense, deferred rent and other minor adjustments.

(6)	Operating income is determined by subtracting SG&A, depreciation and amortization from our gross profit.

(7)	Assumes a 24.5% tax rate.

(8)	Net income is determined by subtracting income tax provision from our income before income taxes.

The bold and underlined language is added to the tenth paragraph in the “Certain Financial Projections Prepared by the Senior Management of At Home” section:

Gross profit, operating income and operating margin contained in the Management Projections are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with accounting principles generally accepted in the United States (referred to as “GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Special Committee, the Board or Goldman Sachs in connection with the Offer or the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. The summary of the information above is included solely to give stockholders access to the information that was made available to representatives of H&F and Parent, representatives of Goldman Sachs and the Board and the Special Committee, and is not included in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether or not to seek appraisal rights with respect to their Shares.

The bold and underlined language is added as a new paragraph following the second paragraph in the “Opinion of the Financial Advisor to the At Home Special Committee” section:

In light of the fact that the Offer Price was greater than the merger consideration to be paid to At Home’s stockholders pursuant to the Original Merger Agreement, the Special Committee did not request a fairness opinion in connection with H&F’s increased offer of $37.00 per Share.

The bold and underlined language is added to the ninth paragraph in the “Opinion of the Financial Advisor to the At Home Special Committee” section:

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 9.00% to 11.00%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 31, 2021: (i) estimates of unlevered free cash flow for the Company for the years 2021 (actual) and 2022 to 2026 as reflected in the Forecasts and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the free cash flow to be generated by the Company of $242 million, as reflected in the Forecasts, which analysis implied exit terminal year unlevered free cash flow multiples ranging from 6.0x to 8.9x. Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings (assumed 10% debt-to-capitalization ratio), the cost of long-term debt (pre-tax cost of debt assumed 5.5%), a risk free rate (2.1%), calculated as the yield on 30-year U.S. Treasury bonds with 20-year remaining life, future applicable marginal cash tax rate (24.5% per management assumption) and a beta for the company (1.53 based on historical beta of peers), as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company of approximately $2.033 billion – approximately $3.124 billion by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the net debt of the Company as of January 31, 2021, equal to $193 million as per the latest Form 10-K of the Company for Fiscal Year 2021, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares, equal to approximately 71.5 million Shares as provided by the management of the Company, to derive a range of illustrative values per Share ranging from $26.05 to $40.82, rounded to the nearest cent.

The bold and underlined language is added to the tenth paragraph in the “Opinion of the Financial Advisor to the At Home Special Committee” section:

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future value per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s financial multiples. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2022 to 2025. Goldman Sachs first calculated the implied enterprise values for the Company as of May 4, 2021 and as of January 31 for each of the fiscal years 2022 to 2024, by applying enterprise value to future next twelve months Adjusted EBITDA multiples of 6.0x to 9.0x to forward Adjusted EBITDA estimates for each of the fiscal years 2023 to 2025. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM EV/EBITDA multiples for the Company and the Company’s historical trading prices. Goldman Sachs then subtracted the amount of the Company’s forecasted net debt for each of the fiscal years 2022 to 2024, equal to approximately $92 million, $116 million and $39 million, respectively, as provided by the management of the Company, as of the relevant year-end per the Forecasts, from the respective implied enterprise values in order to derive a range of illustrative equity values for the Company for each of the fiscal years 2022 to 2024. Goldman Sachs then divided the results by the fully diluted outstanding Shares, equal to approximately 71.5 million Shares as provided by the management of the Company, to derive a range of implied future Share prices, and then discounted such values back to May 4, 2021, using an illustrative discount rate of 10.7%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs derived such illustrative discount rate (and estimated Company cost of equity) by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $25.56 to $43.23 per Share, rounded to the nearest cent.

The bold and underlined language is added to the eleventh paragraph in the “Opinion of the Financial Advisor to the At Home Special Committee” section:

Premiums Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premiums paid for all-cash acquisition transactions announced during the time period from May 4, 2016 to May 4, 2021 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were between $500 million and $5 billion, resulting in a set of 319 transactions. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions using the last undisturbed closing stock price of the target company prior to the announcement of the transaction. This analysis indicated a 25th percentile premium of 6.8% and 75th percentile premium of 43.6% across the period. The median premium paid was 18.9%. Using this analysis, Goldman Sachs applied a range of illustrative premiums of 6.8% to 43.6% to the Company’s closing price per Share on May 4, 2021, to derive an illustrative range of implied values per Share of $32.76 to $44.04, rounded to the nearest cent (and an implied value per Share at the median premium paid of 18.9% of $36.47, rounded to the nearest cent).

The bold and underlined language is added to the table following the fifteenth paragraph in the “Opinion of the Financial Advisor to the At Home Special Committee” section:

Selected Precedent Transactions(1)
Announcement Date	Closing Date	Target	Acquiror	Total Enterprise Value $ in millions	EV/LTM EBITDA
March 2021	April 2021	The Michael’s Companies	Funds managed by affiliates of Apollo Global Management, Inc.	$5,028	6.9x
December 2020	Anticipated Second Half of 2021	Sportsman’s Warehouse Holdings, Inc.	Great Outdoors Group, LLC	$792	6.0x
April 2017	September 2017	Cabela’s Incorporated	Bass Pro Group, LLC	$5,000	11.4x
June 2017	September 2017	Staples, Inc.	Affiliates of Sycamore Partners, L.P.	$7,947	6.0x
August 2016	September 2016	Mattress Firm Holding Corp.	Steinhoff International Holdings N.V.	$3,800	10.8x
November 2015	February 2016	HMK Mattress Holdings LLC (Sleepy’s)	Mattress Firm Holding Corp.	$780	9.4x
September 2013	October 2013	Yankee Candle Investments LLC	Jarden Corporation	$1,750	8.5x
February 2013	November 2013	OfficeMax Incorporated	Office Depot, Inc.	$1,744	8.2x
June 2012	July 2012	Party City Holdings Inc.	Thomas H. Lee Partners, L.P.	$2,690	10.0x
May 2012	June 2012	Cost Plus, Inc.	Bed Bath & Beyond Inc.	$600	11.7x
May 2011	August 2011	Academy Ltd	Kohlberg Kravis Roberts & Co L.P.	$2,300	11.1x
December 2010	March 2011	Jo-Ann Stores Inc.	Leonard Green & Partners LP	$1,601	7.7x
Low					6.0x
Median					9.0x
High					11.7x

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Item 8. Additional Information—Legal Proceedings” on page 57 of this Schedule 14D-9 and replacing it with the following paragraphs:

Beginning on June 2, 2021, eleven lawsuits challenging the Merger and/or the Offer have been filed by purported stockholders of At Home against At Home and its board of directors. Six lawsuits have been filed in the United States District Court for the Southern District of New York, respectively captioned: Ryan O’Dell v. At Home Group Inc., et al., Case No. 1:21-cv-04882; Lorraine Figueroa v. At Home Group Inc., et al., Case No. 1:21- cv-05095; Matthew Hopkins v. At Home Group Inc., et al., Case No. 1:21-cv-05176; Pam Milunovich v. At Home Group Inc., et al., Case No. 1:21-cv-05235; John Murphy v. At Home Group Inc., et al., Case No. 1:21-cv-05723; and Marcey Curtis v. At Home Group Inc., et al., Case No. 1:21-cv-05754. Two lawsuits have been filed in the United States District Court for the District of New Jersey, respectively captioned: Stephen Bushansky v. At Home Group Inc., et al., Case No. 1:21-cv-13112; and Moshe Genack v. At Home Group Inc., et al., Case No. 1:21-cv-13281. Three lawsuits have been filed in the United States District Court for the Eastern District of New York (captioned Lukas Corbo v. At Home Group Inc., et al., Case No. 1:21-cv-03307), the United States District Court for the District of Delaware (captioned Matthew Walker v. At Home Group Inc., et al., Case No. 1:21-cv-00961), and the United States District Court for the Eastern District of Pennsylvania (captioned Marc Waterman v. At Home Group Inc., et al., Case No. 2:21-cv-02956), respectively.

The complaints in each of these actions allege, among other things, that the Schedule 14A preliminary proxy statement At Home filed on June 2, 2021 or the Schedule 14D-9 omit material information or contain misleading disclosures regarding the Merger and/or the Offer and that, as a result, all of the defendants violated Section 14(a) or Sections 14(d) and (e) of the Exchange Act and At Home’s directors also violated Section 20(a) of the Exchange Act. The complaints generally seek injunctive relief preventing the consummation of the Merger and/or the Offer, rescission or rescissory damages in the event the Merger and/or the Offer has already been consummated, unspecified damages, and an award of attorneys’ and experts’ fees, among other remedies. The defendants believe the claims asserted in each of the complaints are without merit.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AT HOME GROUP INC.

Date: July 9, 2021	By:	/s/ MARY JANE BROUSSARD
Name: Mary Jane Broussard
Title: Chief Administrative Officer, General Counsel & Corporate Secretary